Interim Condensed Consolidated Financial Statements of
ABSOLUTE SOFTWARE CORPORATION
As at and for the three months ended September 30, 2021
(Unaudited)

ABSOLUTE SOFTWARE CORPORATION Condensed Consolidated Statements of Financial Position (Unaudited) (Expressed in thousands of United States dollars, except number of shares)

	September 30, 2021	June 30, 2021
Assets
Current assets:
Cash and cash equivalents (note 13)	$55,509	$140,166
Short-term investments	360	360
Trade and other receivables (note 4)	33,232	24,113
Income tax receivable	1,148	628
Prepaid expenses and other	6,456	5,802
Contract acquisition assets – current (note 5)	8,544	8,253
	105,249	179,322
Property and equipment	6,039	4,629
Right-of-use assets (note 6)	11,497	9,967
Deferred income tax assets (note 12)	31,157	31,339
Contract acquisition assets (note 5)	6,655	6,271
Intangible assets (note 3)	131,009	—
Goodwill (note 3)	236,402	1,100
Other assets	650	—
	$528,658	$232,628

Liabilities
Current liabilities:
Trade and other payables (note 7)	$27,796	$34,116
Income tax payable	206	20
Lease liabilities – current (note 8)	3,728	2,908
Long-term debt – current (note 9)	1,671	—
Deferred revenue – current (note 11(b))	108,642	93,303
	142,043	130,347
Lease liabilities (note 8)	9,638	8,960
Long-term debt (note 9)	265,443	—
Deferred revenue (note 11(b))	70,444	66,879
Deferred income tax liability (note 12)	23,547	—
	511,115	206,186
Shareholders’ Deficiency
Share capital (note 10)	153,530	151,521
Equity reserve	46,705	46,489
Treasury shares	(264)	(264)
Accumulated other comprehensive income	(218)	188
Deficit	(182,210)	(171,492)
	17,543	26,442
	$528,658	$232,628

Subsequent events (note 17)
See accompanying notes to the Interim Condensed Consolidated Financial Statements.

Approved on behalf of the Board on November 9, 2021:

(signed) “Daniel P. Ryan”	(signed) “Lynn Atchison”
Daniel P. Ryan, Director	Lynn Atchison, Director

ABSOLUTE SOFTWARE CORPORATION
Condensed Consolidated Statements of Operations and Comprehensive (Loss) Income
(Unaudited)
(Expressed in thousands of United States dollars, except number of shares and per share amounts)

	Three months ended September 30,
	2021	2020
Revenue (note 11)	$43,749	$28,496
Cost of revenue	8,515	3,400
Gross margin	35,234	25,096

Operating expenses
Sales and marketing	20,563	10,923
Research and development	10,273	5,448
General and administration	9,252	4,526
	40,088	20,897

Operating (loss) income	(4,854)	4,199

Other (expense) income
Interest income	1	25
Interest expense	(5,146)	(142)
Foreign exchange gain (loss)	14	(186)
	(5,131)	(303)

Net (loss) income before income taxes	(9,985)	3,896

Income tax recovery (expense)	2,417	(1,294)
Net (loss) income	$(7,568)	$2,602

Items that may be reclassified subsequently to profit or loss:
Unrealized (loss) gain on derivatives, net of tax	(355)	30
Foreign currency translation, net of tax	$(51)	$—
Total comprehensive (loss) income	$(7,974)	$2,632

Basic net (loss) income per common share (note 10(j))	$(0.15)	$0.06
Diluted net (loss) income per common share (note 10(j))	$(0.15)	$0.06

Weighted average number of common shares outstanding
Basic	49,672,518	42,626,572
Diluted	49,672,518	45,831,759
See accompanying notes to the Interim Condensed Consolidated Financial Statements.

ABSOLUTE SOFTWARE CORPORATION Condensed Consolidated Statements of Changes in Shareholders’ Deficiency (Unaudited) (Expressed in thousands of United States dollars, except number of shares)

	Share Capital
	Number of Common shares	Amount	Equity reserve	Treasury shares	Accumulated Other Comprehensive Income	Deficit	Total
Balance, June 30, 2020	42,535,495	$81,890	$38,524	$(264)	$—	$(163,212)	$(43,062)
Shares issued on stock option exercise	49,682	362	(66)	—	—	—	296
Shares issued under Employee Stock Ownership Plan ("ESOP")	30,508	166	—	—	—	—	166
Shares issued under Performance and Restricted Share Unit plan ("PRSU")	113,960	625	(625)	—	—	—	—
Share-based compensation	—	—	2,061	—	—	—	2,061
Cash dividends	—	—	—	—	—	(2,580)	(2,580)
Unrealized gain on derivatives, net	—	—	—	—	30	—	30
Net income	—	—	—	—	—	2,602	2,602
Balance, September 30, 2020	42,729,645	$83,043	$39,894	$(264)	$30	$(163,190)	$(40,487)
Shares issued for cash	6,272,727	69,000	—	—	—	—	69,000
Share issuance cost	—	(4,228)	—	—	—	—	(4,228)
Shares issued on stock option exercise	57,162	443	(83)	—	—	—	360
Shares issued under ESOP	37,581	347	—	—	—	—	347
Shares issued under PRSU	476,714	2,916	(4,156)	—	—	—	(1,240)
Share-based compensation	—	—	6,478	—	—	—	6,478
Cash dividends	—	—	—	—	—	(9,432)	(9,432)
Unrealized gain on derivatives, net	—	—	—	—	158	—	158
Tax deduction on share based compensation	—	—	4,356	—	—	—	4,356
Net income	—	—	—	—	—	1,130	1,130
Balance, June 30, 2021	49,573,829	$151,521	$46,489	$(264)	$188	$(171,492)	$26,442
Shares issued on stock option exercise	21,050	143	(21)	—	—	—	122
Shares issued under ESOP	42,164	438	—	—	—	—	438
Shares issued under PRSU	183,528	1,496	(1,686)	—	—	—	(190)
Share-based compensation	—	—	3,937	—	—	—	3,937
Cash dividends	—	—	—	—	—	(3,150)	(3,150)
Unrealized loss on derivatives, net	—	—	—	—	(355)	—	(355)
Tax deduction on share issuance costs	—	(68)	—	—	—	—	(68)
Tax deduction on share based compensation	—	—	(2,014)	—	—	—	(2,014)
Foreign currency translation, net	—	—	—		(51)	—	(51)
Net loss	—	—	—	—	—	(7,568)	(7,568)
Balance, September 30, 2021	49,820,571	$153,530	$46,705	$(264)	$(218)	$(182,210)	$17,543

See accompanying notes to the Interim Condensed Consolidated Financial Statements.

ABSOLUTE SOFTWARE CORPORATION Condensed Consolidated Statements of Cash Flows (Unaudited) (Expressed in thousands of United States dollars)

	Three months ended September 30,
	2021	2020
Cash from (used in):
Operating activities:
Net income (loss)	$(7,568)	$2,602
Items not involving cash:
Depreciation of property and equipment	877	866
Amortization of right-of-use assets (note 6)	954	490
Amortization of acquired intangible assets (note 3)	4,591	—
Amortization of contract acquisition assets (note 5)	3,507	2,540
Share-based compensation (note 10(g))	3,296	2,593
Deferred income taxes	(3,259)	516
Unrealized gain on short-term investments	—	(28)
Interest expense	5,081	—
Unrealized foreign exchange (gain) loss	(91)	157
Changes in non-cash operating working capital:
Trade and other receivables	2,391	5,045
Income tax receivable	(337)	(24)
Prepaid expenses and other	(931)	(1,530)
Contract acquisition assets	(4,183)	(2,840)
Trade and other payables	(8,454)	(1,296)
Income tax payable	74	(224)
Deferred revenue	3,415	5,840
Cash from (used in) operating activities	(637)	14,707

Investing activities:
Purchase of property and equipment	(198)	(946)
Proceeds from maturities of short-term investments	—	10,433
Acquisition of NetMotion (note 3)	(341,699)	—
Cash from (used in) investing activities	(341,897)	9,487

Financing activities:
Dividends paid (note 10(i))	(3,150)	(2,580)
Proceeds from exercise of stock options and ESOP (note 10)	122	376
Tax remittances on share based compensation	(190)	—
Payment of lease liabilities (note 8)	(963)	(461)
Proceeds from long-term debt, net of transaction costs (note 9)	267,543	—
Principal repayment of long-term debt (note 9)	(688)	—
Interest payment on long-term debt (note 9)	(4,692)	—
Cash from (used in) financing activities	257,982	(2,665)

Foreign exchange effect on cash	(105)	40
(Decrease) increase in cash and cash equivalents	(84,657)	21,569
Cash and cash equivalents, beginning of period	140,166	29,727
Cash and cash equivalents, end of period	$55,509	$51,296

Supplemental cash flow information (note 13)

See accompanying notes to the Interim Condensed Consolidated Financial Statements.

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

1.    NATURE OF OPERATIONS
Absolute Software Corporation (the “Company”) was incorporated under the predecessor statue of the British Columbia Business Corporation Act on November 24, 1993. The Company’s principal business activity is the development, marketing, and provision of software services that support the management and security of computing devices, applications, data, and networks for a variety of organizations in various global territories.
On July 1, 2021, the Company completed its acquisition of NetMotion Software, Inc. (“NetMotion”).
2.    SIGNIFICANT ACCOUNTING POLICIES
(a)Basis of presentation
These unaudited interim condensed consolidated financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). In addition to accounting policies described in notes 2(b) to 2(f) associated with the acquisition of NetMotion, these unaudited interim condensed consolidated financial statements are prepared on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended June 30, 2021.
These unaudited interim condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries; however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with the annual consolidated financial statements as at and for the year ended June 30, 2021. Interim results are not necessarily indicative of the results expected for the fiscal year.
(b)Foreign currency translation
The consolidated financial statements are presented in United States dollars (“U.S. dollars”), which is the functional currency of the Company. The functional currency of the Company’s subsidiaries are U.S. dollars except for the following subsidiaries which have functional currency in the local currency:

Subsidiary	Functional currency
NetMotion Wireless UK Software, Inc.	Pound sterling
NetMotion Wireless GmbH	Euro
NetMotion Software Canada, Inc.	Canadian dollar
Adjustments resulting from the translation of foreign functional currency financial statements into U.S. dollars are reflected in accumulated other comprehensive income (loss).

(c)Revenue recognition

Software licenses
Software licenses are sold either as on-premises perpetual or term-based subscription license agreements. Perpetual and term-based subscription license arrangements provide customers with the same functionality of software and differ mainly in the duration over which the customer benefits from the software. Software licenses are delivered electronically. Electronic delivery occurs when the Company provides the customer with access to the software and a license key. Software license revenue is recognized at a point in time when electronic delivery of the software is made available to the customer.

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)
Substantially all of the Company’s software licenses are sold in arrangements that include multiple performance obligations that include maintenance, and may include training services, which are determined to be distinct performance obligations. The transaction price of a contract is determined based upon the amount the Company expects to be entitled to in exchange for transferring the promised goods and services to the customer. The Company allocates the transaction price of the contract to each distinct performance obligation of a contract based on the standalone selling price (“SSP”) of each distinct performance obligation.
Judgment is required to determine the SSP for each distinct performance obligation. For maintenance and professional services sold with perpetual software licenses, SSPs are generally observable using standalone sales and/or renewals. For perpetual software licenses, the Company applies the residual method in determining revenue to be allocated to the software license, as perpetual software licenses are never sold separately on a standalone basis and the selling price is highly variable. The SSP of software licenses are estimated using the residual approach calculated by subtracting the sum of the SSPs of all other goods and services promised under the contract from the total transaction price. Term-based subscription licenses generally do not have directly observable inputs for determining SSP as the software license and maintenance are sold together in such arrangements. Therefore, the Company estimates SSP by using other observable inputs when available, such as historical customer information.
Maintenance
The Company’s contracts with customers for software licenses include maintenance service agreements. Maintenance service agreements consist of fees for providing unspecified software updates and technical support on a when-and-if available basis for software products over the contract term. Software updates and technical support each have the same pattern of transfer to the customer, and are considered a single distinct performance obligation. Maintenance service revenues are recognized ratably as the maintenance services are provided over the term of the contract.
(d)Financial instruments
Long-term debt is initially recognized at fair value, less transaction costs. Subsequent to initial measurement, long-term debt is measured at amortized cost using the effective interest method.

(e)Intangible assets
Acquired intangible assets are recorded at fair value on the date of acquisition and amortized on a straight-line basis over their estimated useful lives. Intangible assets are reviewed for impairment when events or changes in circumstances indicate the asset’s carrying value may not be recoverable.
(f)Business combination
Business combinations are accounted for under the acquisition method. Identifiable assets acquired and liabilities assumed are measured at fair value at the date of acquisition. Excess of the purchase price over the fair value of net assets acquired is recognized as goodwill. Acquisition related costs are expensed as incurred.

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)
(g)Significant accounting judgments
The critical judgments that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations (Note 2(h)), that has the most significant effect on the amounts recognized in the Company’s consolidated financial statements, are related to:
i)the determination of the functional currency for the Company and its subsidiaries;
ii)the determination of the ranges of the Standalone Selling Prices of its subscription and support revenues; and
iii)the determination of the Standalone Selling Price of its professional services revenues.
(h)Key sources of estimation uncertainty
The preparation of these interim condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain.
The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.
Significant assumptions about the future and other sources of estimation uncertainty that management has made at the date of the statement of financial position, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, include, but are not limited to, the following:
•the assessment of the Company’s incremental borrowing rate related to the recognition of lease liabilities;
•the assessment of renewal and termination options related to the recognition of right-of-use assets and lease liabilities;
•the inputs used in accounting for share-based compensation in the statement of operations and comprehensive income;
•the recognition and recoverability of the Company’s deferred tax assets; and
•the fair values of assets acquired and liabilities assumed from business combination
(i)Adoption of Accounting Standards

Recently adopted accounting pronouncements

Interest Rate Benchmark Reform – Phase 2 Amendments
In August 2020, the IASB issued Interest Rate Benchmark Reform – Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4, and IFRS 16. The amendments complement the Phase 1 amendments published in September 2019 and focus on the effect on financial statements when an existing interest rate benchmark is replaced with an alternative benchmark rate. These amendments are effective for annual reporting periods beginning on or after January 1, 2021, with earlier application permitted. As at September 30, 2021, these amendments did not have any impact on the Company’s financial statements.

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)
Recent accounting pronouncements

Amendments to IAS 1: Classification of Liabilities as Current or Non-current
On January 23, 2020, the IASB issued amendments to IAS 1 Presentation of Financial Statements. The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.
Other pronouncements issued but not yet effective
Certain other pronouncements have been issued by the IASB that are issued but not yet effective. There are currently no such pronouncements that are expected to have a significant impact on the Company's consolidated financial statements upon adoption.
(j)Immaterial correction of prior period amounts
Share-based compensation expense was previously presented as a separate line item in the Company’s Consolidated Statement of Operations and Comprehensive Income. For the three months ended September 30, 2021, the Company includes share-based compensation expense under the respective caption in its financial statements where compensation paid to the employees is recorded. Amounts in the comparative period were corrected to conform to the current period presentation of expenses by function as follows:

	Three months ended September 30, 2020	Reclassification	Three months ended September 30, 2020, Adjusted
Cost of revenue	$3,115	$285	$3,400
Sales and marketing	10,084	839	10,923
Research and development	5,062	386	5,448
General and administration	3,443	1,083	4,526
Share-based compensation	2,593	(2,593)	—

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

3.    ACQUISITION OF NETMOTION

On July 1, 2021, the Company completed the acquisition of 100% of NetMotion Software, Inc., (“NetMotion”) a leading provider of connectivity and security solutions, pursuant to an Agreement and Plan of Merger dated May 11, 2021, for total cash consideration of $341,699,000. The acquisition was financed through a $275.0 million term loan from Benefit Street Partners LLC (note 9). Management has concluded that NetMotion constitutes a business and, therefore, the acquisition is accounted for in accordance with IFRS 3 - Business Combinations.
The preliminary fair values of assets acquired and liabilities assumed at the acquisition date are as follows:

Trade and other receivables(1)	$11,509
Income tax receivable	183
Prepaid expenses and other	1,291
Property and equipment	1,958
Right-of-use assets	2,484
Goodwill	235,302
Intangible assets	135,600
Other non-current assets	651
Total assets	$388,978

Trade and other payables	$(4,159)
Income tax payable	(112)
Deferred revenue – current	(12,446)
Lease liability – current	(744)
Deferred revenue – non-current	(3,041)
Lease liability – non-current	(1,740)
Deferred tax liability	(25,037)
Total liabilities	$(47,279)

Total net assets acquired	$341,699
(1)The gross contractual trade receivables acquired is $11,566,000, of which the amount not expected to be collected is $57,000.

The preliminary fair values and estimated useful lives of the acquired identifiable intangible assets are as follows:

	Fair value	Useful life
Developed technology	$63,500	6 years
Customer contracts and relationships	71,800	10 years
Trade name	300	6 months
	$135,600

As part of the acquisition, the Company recorded $235,302,000 of goodwill resulting from expected synergies and contributions to the Company’s strategic position. The acquired goodwill is not deductible for tax purposes. The preliminary fair values of net assets acquired are based on information available as of the reporting date and management’s best estimates and assumptions, and may change during the measurement period as additional information is obtained. The areas that are not yet finalized include, but are not limited to, the measurement of intangible assets, current and non-current deferred revenue, and deferred tax liability.

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

3.    ACQUISITION OF NETMOTION (Continued)
The financial results of NetMotion have been included in the Company’s consolidated statements from July 1, 2021, and include revenue of $11,530,000 and net income of $865,000 for the three months ended September 30, 2021. During the three months ended September 30, 2021, the Company incurred $221,000 of acquisition costs, which are included within general and administrative expense. During the year ended June 30, 2021, the Company incurred $9,100,000 of acquisition costs.
During the three months ended September 30, 2021, the Company recognized amortization expense of $2,646,000 relating to developed technology, $1,795,000 relating to customer contracts and relationships, and $150,000 relating to trade name.

4.    TRADE AND OTHER RECEIVABLES
The Company’s trade and other receivables are comprised of the following:

	September 30, 2021	June 30, 2021
Trade receivables	$32,243	$23,441
Derivative asset	—	257
Other receivables	1,353	730
Allowance for doubtful accounts	(364)	(315)
	$33,232	$24,113
As at September 30, 2021, nil% of the Company’s accounts receivable balance is over 90 days past due (June 30, 2021 – 5%). As at September 30, 2021, 31%, 12%, and 16% (June 30, 2020 – 37%, 26%, and 20%) of the receivable balances are owing from three PC OEM and other reseller partners.

5.    CONTRACT ACQUISITION ASSETS
The following table provides a reconciliation of contract acquisition assets for the three months ended September 30, 2021:

Balance – June 30, 2021	$14,524
Contract acquisition costs incurred	4,182
Amortization	(3,507)
Balance – September 30, 2021	15,199
Less: current portion	(8,544)
$6,655

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

6.    RIGHT OF USE ASSETS
The Company enters into leases for office space and data centers in Canada, the United States, Vietnam and the United Kingdom. These leases have remaining lease terms of 1 to 5 years.
The following table provides a reconciliation of right-of-use assets for the three months ended September 30, 2021:

Balance – June 30, 2021	$9,967
Additions (note 3)	2,484
Amortization	(954)
Balance – September 30, 2021	$11,497

7.    TRADE AND OTHER PAYABLES
The Company’s trade and other payables are comprised of the following:

	September 30, 2021	June 30, 2021
Payroll and employee benefits	$7,350	$9,601
Trade payables	3,403	14,051
Deferred share units	4,047	4,688
Customer deposits	4,842	3,701
Accrued liabilities	7,682	1,824
Accrued warranty	10	15
Sales taxes payable	223	236
Derivative liability	239	—
	$27,796	$34,116

8.    LEASE LIABILITIES
The following table provides a reconciliation of lease liabilities for the three months ended September 30, 2021:

Balance – June 30, 2021	$11,868
Additions (note 3)	2,484
Lease payments	(963)
Interest	130
Unrealized foreign exchange loss	(153)
Balance – September 30, 2021	13,366
Less: current portion	(3,728)
$9,638

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

8.    LEASE LIABILITIES (Continued)
The Company’s maturities of lease liabilities, for the years ended June 30, are as follows as at September 30, 2021:

2022	$3,109
2023	4,054
2024	4,056
2025	2,334
2026	739
$14,292

9.    LONG-TERM DEBT

	September 30, 2021	June 30, 2021
$275 million Term Loan Facility	$274,313	$—
Less: Unamortized debt discount and transaction costs	(7,199)	—
Long-term debt	267,114	—
Less: current portion	(1,671)	—
	$265,443	$—
On July 1, 2021, the Company entered into a Credit Agreement with Benefit Street Partners LLC (the “Credit Agreement”) and its affiliates pursuant to which the Company obtained a $275 million secured term loan, maturing on July 1, 2027 (the “Term Loan Facility”). The initial $275.0 million borrowing under the Term Loan Facility was subject to certain deductions agreed to with the lenders in respect of fees, issue discounts and other costs and expenses associated with entry thereto.
The initial borrowing under under the Term Loan Facility bears interest at LIBOR multiplied by the statutory reserve rate established by the Federal Reserve System of the United States, subject to a floor of 0.75% (the “Adjusted Eurodollar Rate”), plus a variable margin rate which ranges from 5.5% to 6% of the outstanding principal amount of the applicable borrowings based on the Company’s net leverage ratio. Upon discontinuation of LIBOR, the Adjusted Eurodollar Rate will be determined based on an alternate benchmark rate.
The Company has the option to convert the loans bearing interest at the Adjusted Eurodollar Rate to loans bearing interest at a fluctuating base rate plus a variable margin rate which ranges from 4.5% to 5% of the outstanding principal amount of the applicable borrowings based on the Company’s net leverage ratio. Quarterly installment repayments to the lenders in the amount of 0.25% of the aggregate principal amount of the initial borrowing (subject to adjustment in accordance with the terms of the Credit Agreement) commenced on September 30, 2021, and amounts outstanding under the Term Loan Facility are also subject to certain other mandatory repayment requirements set out in the Credit Agreement.
The debt was initially measured at fair value of $269,500,000, less transaction costs of $1,957,000.
During the three months ended September 30, 2021, the Company made a principal repayment of $687,500.

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

9.    LONG-TERM DEBT (Continued)
As of September 30, 2021, minimum principal repayments for the years ended June 30, are as follows:

2022	$2,063
2023	2,750
2024	2,750
2025	2,750
2026	2,750
Thereafter	261,250
$274,313
The Term Loan Facility includes standard and customary finance terms and conditions with respect to, among others, fees, representations, warranties, and covenants, including certain reporting requirements, which, if not met, could result in an event of default. The Credit Agreement requires the Company to maintain a minimum total net leverage ratio which ranges from 8.00:1.00 (for the fiscal quarter ending September 30, 2021) to 3.75:1.00 (for the fiscal quarter ending June 30, 2024 and thereafter) and is tested quarterly.
The Term Loan Facility is subject to standard and customary negative covenants, including, among others, restrictions on indebtedness, certain acquisitions, and payments such as (but not limited to) dividends and distributions with respect to the Common Shares, and payments on account of the purchase, redemption, retirement or other acquisition of any of Absolute’s equity interests, subject to various exemptions, including but not limited to:
•the payment of an annual dividend to shareholders in an aggregate amount not to exceed $15,000,000 in any fiscal year, subject to pro forma compliance with the financial covenant and certain other events of default (if Absolute receives at least $25,000,000 net cash proceeds from the issuance of shares in any fiscal year, then the annual dividend is increased by an amount equal to CAD$0.32 per share of such additional issued Common Share);
•certain permitted acquisitions, which are limited to, among other things, non-hostile acquisitions that do not exceed the cap on the aggregate consideration to be allocated to non-loan parties so long as Absolute is in pro forma compliance; and
•certain permitted indebtedness not exceeding specified percentages of EBITDA, which includes, among other things, capital lease obligations and indebtedness secured by purchase money liens, indebtedness in connection with a permitted acquisition and a general basket.
As at September 30, 2021, the Company was in compliance with the financial and operating covenants under the Term Loan Facility.

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

10.    SHARE CAPITAL AND EQUITY RESERVE
(a)    Authorized
100,000,000 common shares, no par value
(b)    Issued and outstanding
During the three months ended September 30, 2021, the Company issued 21,050 common shares on exercise of employee stock options (note 10(c)), 183,528 common shares pursuant to its Performance and Restricted Share Unit Plan (the “PRSU Plan”) (note 10(d)) and 42,164 common shares pursuant to its 2019 Employee Share Ownership Plan (the “ESOP”) (note 10(f)). Aggregate proceeds from the exercise of employee stock options was $122,000, and from the ESOP was $438,000.
During the three months ended September 30, 2020, the Company issued 49,682 common shares on exercise of employee stock options (note 10(c)), 113,960 common shares pursuant to its PRSU Plan (note 10(d)) and 30,508 common shares pursuant to the ESOP (note 10(f)). Aggregate proceeds from the exercise of employee stock options was $296,000, and from the ESOP was $166,000.
(c)    Stock Option Plan
The Company’s share-based compensation plans include the 2000 Share Option Plan (“Option Plan”).
In 2001, the Company’s Board of Directors adopted the Option Plan (as amended in 2007, 2009, 2015 and 2018). Under the Option Plan, the maximum number of common shares reserved for issuance is limited to 12% of the number of common shares outstanding, less the amount that are issuable under the PRSU Plan (note 10(d)) and the ESOP (note 10(f)). At September 30, 2021, the maximum number of common shares available under the Option Plan was 1,239,556 (June 30, 2021 – 3,114,125), of which 578,329 remained available for grant thereunder.
Terms and conditions of options granted under the Option Plan are determined solely by the Board of Directors. Under the Option Plan, the exercise price of each option equals the last closing market price of the Company’s common shares before the grant date. The term of option grants may not exceed 7 years from the date of grant of the option. Options are generally granted with a four year vesting period (25% vesting on each anniversary date).
The following table summarizes activity under the Option Plan for the three months ended September 30, 2021 and 2020:

	Three months ended September 30,
	2021		2020
	Number of options	Weighted average exercise price (CAD)	Number of options	Weighted average exercise price (CAD)
Outstanding, beginning of period	682,277	$7.84	791,171	$7.87
Exercised	(21,050)	7.29	(49,682)	7.97
Outstanding, end of period	661,227	$7.86	741,489	$7.86
At September 30, 2021, 467,227 of the stock options were vested and exercisable.
(d)    Performance and Restricted Share Unit Plan
The Company’s share-based compensation plans also include the PRSU Plan. Under the PRSU Plan, the Company may issue Performance Share Units (“PSUs”) and Restricted Share Units (“RSUs”).

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

10.    SHARE CAPITAL AND EQUITY RESERVE (Continued)

In 2015, the Company’s shareholders approved the PRSU Plan (as amended in 2018). Under the PRSU Plan, the maximum number of common shares reserved for issuance is limited to 12% of the number of common shares outstanding, less the amount that are issuable under the Option Plan (note 10(c)) and the ESOP (note 10(f)). At September 30, 2021, 5,077,495 (June 30, 2021 – 4,984,671) common shares were eligible for grant under the PRSU Plan, of which 578,329 remained available for grant thereunder.
Terms and conditions of PSUs and RSUs granted are determined by the Board of Directors in accordance with the PRSU Plan terms.
Performance Share Units
Under the PRSU Plan, PSUs are issued to eligible persons and typically vest after a three-year period (100% cliff vesting on the third anniversary date). The number of PSUs that ultimately vest is based on an Adjustment Factor, as determined by the Board of Directors at the date of grant, and can range from 0% to 200% of the number of units initially granted. The expiry date of the PSU grants is typically December 31 of the year in which the tranche vests. PSUs outstanding as at September 30, 2021 have a weighted average term to expiry of 3.4 years.
The following table summarizes PSU activity for the three months ended September 30, 2021 and 2020:

	Three months ended September 30,
	2021	2020
Outstanding, beginning of period	813,935	617,373
Granted	361,669	139,510
Exercised	(61,077)	—
Forfeited	(60,210)	(515)
Added by performance factor	85,661	—
Outstanding, end of period	1,139,978	756,368
At September 30, 2021, 170,730 of the outstanding PSUs had vested. The weighted average grant date fair value of PSUs granted during the three months ended September 30, 2021 was $11.54 (2020 – $12.11).
During the three months ended September 30, 2021, the Adjustment Factor related to the PSUs granted was related to the achievement of Company-specific performance targets. The fair value of PSUs with market-based performance conditions are estimated on the grant date using a Monte Carlo simulation model, taking into account the fair value of the Company’s common shares on the date of grant, potential future dividends accruing to the PSU holder’s benefit, and encompassing a wide range of possible future Company performance conditions. The fair value of PSUs with non-market performance conditions is determined based on the fair value of the Company’s common shares on the date of grant and potential future dividends accruing to the PSU holder’s benefit.

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

10.    SHARE CAPITAL AND EQUITY RESERVE (Continued)

Restricted Share Units
Under the PRSU Plan, RSUs are issued to eligible persons and typically vest over a three year period (33.3% vesting on each grant anniversary date). The expiry date of the RSU grants is generally December 31 of the year in which the tranche vests. RSUs outstanding as at September 30, 2021 have a weighted average term to expiry of 1.6 years.
The following table summarizes RSU activity for the three months ended September 30, 2021 and 2020:

	Three months ended September 30,
	2021	2020
Outstanding, beginning of period	1,738,889	1,811,963
Granted	1,815,826	401,838
Exercised	(140,505)	(113,960)
Forfeited	(55,022)	(3,129)
Outstanding, end of period	3,359,188	2,096,712
At September 30, 2021, 463,593 of the outstanding RSUs had vested. The weighted average grant date fair value of RSUs granted during the three months ended September 30, 2021 was $11.54 (2020 – $11.86).
The fair value of the RSUs granted was estimated on the grant date using the fair value of the Company’s common shares on the date of grant and potential future dividends accruing to the RSU holder’s benefit.
(e)    Deferred Share Unit Plan
The Company’s share-based compensation plans also include a Deferred Share Unit (“DSU”) Plan. The DSU Plan is a cash-settled share based compensation plan.
The DSU Plan was adopted in 2016. Terms and conditions of DSUs granted are determined by the Board of Directors.
Under the DSU Plan, DSUs are issued to eligible persons and generally vest over a one year period (25% per three months). DSUs are not eligible for redemption until the unitholder ceases to be an eligible person. The term of the DSU grants is coterminous with the date the unitholder ceases to be an eligible person.
The following table summarizes activity under the DSU Plan for the three months ended September 30, 2021 and 2020:

	Three months ended September 30,
	2021	2020
Outstanding, beginning of period	324,010	377,612
Granted	53,413	1,942
Outstanding, end of period	377,423	379,554
The weighted average grant date fair value of DSUs granted during the three months ended September 30, 2021 was $11.55 (2020 – $12.27). At September 30, 2021 fair value of liabilities arising from the DSU Plan was $4,047,000 (June 30, 2021 – $4,688,000). The amount is included within trade and other payables.

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

10.    SHARE CAPITAL AND EQUITY RESERVE (Continued)

(f)    Employee Share Ownership Plan
In December 2019, the Company’s shareholders approved the Employee Share Ownership Plan (the “ESOP”). Previously the Company had the Employee Share Ownership Plan (the “Prior ESOP”), which was adopted in 2004.
The terms of the ESOP allow employees to purchase up to 350,000 common shares from treasury at a 15% discount from the market price. Each employee can allocate an annual maximum of CAD $15,000 per year to the purchase of common shares through two, six month offering periods per year. The ESOP became effective January 1, 2020, and on that date, the Prior ESOP lapsed.
During the three months ended September 30, 2021, 42,164 common shares (2020 – 30,508 common shares) were issued under the ESOP at a weighted average price of $10.39 (2020 – $5.43) per share.
At September 30, 2021, 239,747 common shares were available for grant under the ESOP.
(g)    Share-based compensation expense
The Company’s share-based compensation for three months ended September 30, 2021 and 2020 was comprised as follows:

	Three months ended September 30,
	2021	2020
Stock Option	$19	$33
PSU	865	532
RSU	3,015	1,617
DSU	(641)	398
ESOP	38	13
	$3,296	$2,593
The Company’s share-based compensation was attributable to the following areas for the three months ended September 30, 2021 and 2020:

	Three months ended September 30,
	2021	2020
Cost of revenue	$573	$285
Sales and marketing	1,403	839
Research and development	941	386
General and administration	379	1,083
	$3,296	$2,593
(h)    Treasury shares
At September 30, 2021, the Company held 60,942 treasury shares, acquired in 2017 pursuant to the Company’s normal course issuer bid, with a cost of $264,000 (June 30, 2021 – $264,000).

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

10.    SHARE CAPITAL AND EQUITY RESERVE (Continued)

(i)    Dividends
During the three months ended September 30, 2021, the Company declared a quarterly dividends of CAD$0.08 per share on its common shares, amounting to $3,150,000. The dividends were paid in cash to shareholders of record at the close of business on August 27, 2021.
(j)    Net income per share
Basic and diluted net income per share is calculated as follows:

	Three months ended September 30,
	2021	2020
Net (loss) income attributable to common shareholders	$(7,568)	$2,602

Basic weighted average number of common shares outstanding	49,672,518	42,626,572
Effect of dilutive securities:
Stock Option	—	352,108
PSU	—	756,368
RSU	—	2,096,712
Diluted weighted average number of common shares outstanding(1)	49,672,518	45,831,759

Basic net (loss) income per common share	$(0.15)	$0.06
Diluted net (loss) income per common share(1)	$(0.15)	$0.06
(1)337,796 stock options, 1,139,978 PSUs, and 1,732,989 RSUs are not included in diluted weighted average number of common shares outstanding for the three months ended September 30, 2021, as their effects are antidilutive.

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

11.    REVENUE
(a)    Disaggregated revenue
The table below provides a disaggregation of our overall revenues for the three months ended September 30, 2021 and 2020:

	Three months ended September 30,
	2021	2020
Cloud and subscription services(1)	$41,377	$26,380
Managed professional services	1,006	1,211
	42,383	27,591
Software license(2)	176	—
Professional services	417	42
Other	773	863
	$43,749	$28,496
(1)Cloud and subscription services include revenue derived from cloud services, term-based subscription licenses, and maintenance services.
(2)Software license includes revenue derived from on-premises perpetual software licenses.

(b)    Deferred revenue
The following table provides a reconciliation of deferred revenue balances to invoiced billings and revenue for the three months ended September 30, 2021:

Balance – June 30, 2021	$160,182
Acquired (note 3)	15,487
Billings	47,166
Revenue recognized	(43,749)
Balance – September 30, 2021	179,086
Less: current portion	(108,642)
$70,444
In the three months ended September 30, 2021, revenue recognized included $30,003,000 (2020 – $26,234,000) that was included in deferred revenue at the beginning of the period. The Company’s deferred revenue is scheduled to be recognized in the years ended June 30, are as follows as at September 30, 2021:

2022	$91,564
2023	51,398
2024	25,712
2025	10,183
2026	107
Thereafter	122
$179,086

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

12.    INCOME TAXES
Income tax expense for the three months ended September 30, 2021 and 2020 differ from that calculated by applying statutory rates for the following reasons:

	Three months ended September 30,
	2021	2020
(Loss) income before income taxes	$(9,985)	$3,896
Combined Federal and Provincial income tax rate	27.00%	27.00%
Expected tax (expense) recovery at statutory rate	2,696	(1,052)
Permanent differences	(345)	(281)
Foreign income tax effected at lower rates	43	4
Impact on deferred income tax assets of changes in foreign exchange rates	18	34
Income applied to previously unrecognized tax assets	5	1
Income tax recovery (expense)	$2,417	$(1,294)
Comprised of:
Current income tax expense	$(169)	$(1,129)
Deferred income tax recovery (expense)	2,586	(165)
	$2,417	$(1,294)
At September 30, 2021, the Company had total net deferred tax assets of $27,216,000 (June 30, 2021 – $31,339,000) primarily related to deferred revenue balances, current income tax receivable of $1,148,000 (June 30, 2020 – $628,000) primarily related to tax installments paid, and current taxes payable of $206,000 (June 30, 2020 - $20,000) in other foreign jurisdictions. At September 30, 2021, the Company had total net deferred tax liability of $19,606,000 (June 30, 2021 – $nil) primarily related to deferred tax liability assumed from the acquisition of NetMotion. In the three months ended September 30, 2021 and 2020, the Company’s current income tax payable is partially offset by estimated investment tax credit (“ITC”) receivable balances. The ITCs were credited against research and development expenses, as the credit is generated by certain eligible scientific research and development expenditures (“SRED”) in Canada.
The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and during the loss carryforward periods. Management considers the scheduled reversal of deferred tax assets and liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of the deferred tax asset considered realizable could change materially in the near term based on future taxable income during the carryforward period.
The Company’s operations are conducted in a number of countries with complex tax legislation and regulations pertaining to the Company’s activities. Any reassessment of the Company’s tax filings by the tax authorities may result in material adjustments to net income or loss, tax assets and operating loss carryforward.

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

13.    SUPPLEMENTAL CASH FLOW INFORMATION

	September 30, 2021	June 30, 2021
Cash	$41,601	$126,258
Cash equivalents	13,908	13,908
	$55,509	$140,166

	Three months ended September 30,
	2021	2020
Cash paid for income taxes	$372	$569

Non-cash investing and financing activities
Accrued purchases of property and equipment, net	137	552

14.    FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
(a)Fair value of financial instruments
The carrying value of cash and cash equivalents, accounts receivable, and trade and other payables approximate their fair values due to the short-term nature of these instruments.
As at September 30, 2021, the fair value of the Company’s long-term debt is $274,313,000 and the carrying value is $267,114,000. The fair value of the Company’s long-term debt is measured using Level 2 inputs, based on expected principal and interest payments, discounted using an estimated market borrowing rate.
The fair value of derivative financial instruments are measured using Level 2 inputs, based on forward exchange rates.
(b)Derivative financial instruments
The fair values of derivative financial instruments outstanding are as follows:

	September 30, 2021	June 30, 2021
Derivative assets
Foreign currency forward contracts designated as cash flow hedges	$—	$257

Derivative liabilities
Foreign currency forward contracts designated as cash flow hedges	$(229)	$—
Foreign currency forward contracts	(10)	—

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

14.    FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

Forward contracts designated as cash flow hedges
The Company enters into foreign exchange forward contracts to minimize its exposure to foreign exchange rate risks. As at September 30, 2021, the aggregate notional amount of foreign exchange forward contracts was $18,286,000, of which notional amount of $17,485,000 was designated as cash flow hedges. The maturity dates of these instruments range from October 2021 to June 2022. As at September 30, 2021, the net unrealized loss on forward contracts designated as cash flow hedges was $229,000 (2020 – net unrealized gain of $30,000). As at September 30, 2021, the Company estimates that 100% of net unrealized gains/losses on these forward contracts will be reclassified into income (loss) within the next twelve months.
During the three months ended September 30, 2021, $134,000 in hedging gains (2020 – $32,000) was recognized in operating expenses. There was $nil reclassified from OCI into income relating to the ineffective portion.

15.    SEGMENTED INFORMATION
(a)Operating Segments
The Company and its subsidiaries operate primarily in one principal business, that being development, marketing, and support of management and data security solutions for endpoint computing devices.
(b)Entity wide disclosures
Geographic revenue information is based on the location of the customer invoiced. Long-lived assets include non-current contract acquisition assets, property and equipment, right-of-use assets, intangible assets, goodwill, and other non-current assets.

	Three months ended September 30,
	2021	2020
Revenue
United States	$34,710	$24,105
Rest of world	8,381	3,833
Canada	658	558
	$43,749	$28,496

	September 30, 2021	June 30, 2021
Non-current assets
Canada	$10,351	$10,875
United States and rest of world	381,901	11,092
	$392,252	$21,967

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

16.    CONTINGENCIES
Due to the nature of the Company’s business, products, and patent portfolio, the Company is involved in assertions and claims as both the initiating party and, from time to time, as a respondent to such claims. The Company believes that any such claims currently existing are without merit and intends to vigorously defend any such assertions. At this time, there are no new legal matters which are believed to be material to the Company’s financial performance, liquidity, or financial condition.

17.    SUBSEQUENT EVENTS
(a)Quarterly dividend
On October 20, 2021, the Company declared a quarterly dividend of CAD$0.08 per share on its common shares, payable in cash on November 29, 2021 to shareholders of record at the close of business on November 17, 2021.